Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

March 30, 2020 and the Prospectus dated February 13, 2018

Registration Nos. 333-222998 and 333-222998-01

VENTAS REALTY, LIMITED PARTNERSHIP

Fully and unconditionally guaranteed by Ventas, Inc.

Terms applicable to

$500,000,000   4.750% Senior Notes due 2030

Issuer:	Ventas Realty, Limited Partnership

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$500,000,000

Final Maturity Date:	November 15, 2030

Public Offering Price:	97.862% of the principal amount

Coupon:	4.750%

Yield to Maturity:	5.011%

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price / Yield:	107-16+ / 0.711%

Spread to Benchmark Treasury:	T+430 bps

Interest Payment Dates:	Semi-annually each May 15 and November 15, commencing November 15, 2020 (long first coupon)

Optional Redemption:

The redemption price for notes that are redeemed before August 15, 2030 will be equal to (i) 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to (but excluding) the date of redemption, plus (ii) a Make-Whole Amount (T+50 bps). The redemption price for notes that are redeemed on or after August 15, 2030 will be equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to (but excluding) the date of redemption, and will not include a Make-Whole Amount.

Joint Book-Running Managers:	BofA Securities, Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Jefferies LLC
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC

TD Securities (USA) LLC
UBS Securities LLC

Co-Managers:	BMO Capital Markets Corp.
BBVA Securities Inc.
Capital One Securities, Inc.
Credit Suisse Securities (USA) LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.

Junior Co-Managers:	BNP Paribas Securities Corp.
Fifth Third Securities, Inc.
BNY Mellon Capital Markets, LLC
Loop Capital Markets LLC

CUSIP / ISIN:	92277G AV9 / US92277GAV95

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	March 30, 2020

Settlement Date:	April 1, 2020 (T+2)

Form of Offering:	SEC Registered (Registration Nos. 333-222998 and 333-222998-01)

Ventas, Inc. and Ventas Realty, Limited Partnership (the “Issuer”) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Ventas, Inc. and the Issuer have filed with the SEC, including the prospectus supplement and the accompanying prospectus, for more complete information about Ventas, Inc., the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, Ventas, Inc., the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request it by contacting: BofA Securities, Inc., toll free at 1-800-294-1322 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.